

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2007

via U.S. mail

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re: China-Biotics, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed April 27, 2007**
> **File No. 333-132670**

Dear Mr. Jinan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the disclosure in your registration statement to provide information as of the most recent practicable date. As two examples only, on page 14 under Overview, in the fourth bulleted paragraph you indicate that as of December 31, 2006 you were still waiting for approval from the relevant government authorities

to grant a construction permit for your bulk manufacturing facilities, and on page 41 you provide the number of your employees as of December 31, 2006.

2. We have considered your response to prior comment number one and note your indication that SGI "did not have any substantive operations since its inception;" and that its principal activity was "investment holding." Please describe in detail the exact nature of SGI's operations, including its investment holding. Specifically address paragraph 9 of SFAS 141 and EITF 98-3 in your response.

3. We note your statement in your response that the "ownership of Shining was identical to the ownership of SGI at inception and through the acquisition of Shining by SGI. Please explain how this is possible when in March 2005 the owners of SGI sold their shares to K. Kwok and as a result, as you indicate in your response, K. Kwok then owned 100% of SGI.

4. In your disclosure on page F-18 you indicate that SGI entered into an agreement with the former majority shareholders of SGI and a third party. We also note that you indicate that the original Shining equity holders and the third party transferred all equity in Shining to SGI. Please expand your response to explain the ownership interest in SGI of the third party.

5. Please expand your disclosure on page F-18 to explain why SGI issued the original Shining equity holders the right to acquire 9,000 SGI ordinary shares. Based on your disclosure it appears that this represents a supplemental agreement that was not a condition of the August 11, 2005 acquisition agreement. Please explain what consideration was given to SGI in exchange for this option.

6. We note your disclosure on page F-19. Please remove all reference to the SEC.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jinan
China-Biotics, Inc.
May 16, 2007

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Eric Simonson, Esq. (by facsimile)
    J. Davis
    J. Goeken
    D. Levy
    T. Levenberg